UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FXCM Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

302693 106

(CUSIP Number)

David S. Sassoon

c/o FXCM, Inc.

55 Water Street, New York, NY 10041

(646) 432-2986

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693 106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Michael Romersa
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D	Page 3 of 4 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended as restated in its entirety as follows:

The ownership percentages set forth below are based on 45,752,292 shares of the Issuer’s Class A Common Stock outstanding as of March 12, 2014 as set forth in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 17, 2014, plus the number of shares of Class A Common Stock that may be received upon exchange of units of FXCM Holdings beneficially owned by the Reporting Person.

(a)  Mr. Romersa beneficially owns a total of 5,000,000 shares of Class A Common Stock (based on the number of shares of Class A Common Stock that may be received in exchange of units of FXCM Holdings), representing 9.9% of the total number of shares of Class A Common Stock outstanding.

(b) The Reporting Person has and will have the sole power to vote and dispose of the shares of the Class A Common Stock that he beneficially owns.

(c)  Other than the transactions set forth below, there have been no transactions in shares of Class A Common Stock by the Reporting Person in the past 60 days other than those previously reported in the Statement.

Date	Nature of Transaction	Number of Shares of Class A Common Stock Acquired or (Sold)	Weighted Average Price per Share
March 10, 2014	Open Market Sale	(155,900)	$16.069
March 11. 2014	Open Market Sale	(109,698)	$15.578
March 12, 2014	Open Market Sale	(115,000)	$15.568
March 13, 2014	Open Market Sale	(175,132)	$15.944
March 14, 2014	Open Market Sale	(344,270)	$16.011

(d)  Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

(e)  Not applicable.

CUSIP No. 302693 106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2014

MICHAEL ROMERSA

/s/ David S. Sassoon
David S. Sassoon, Attorney-in-Fact